                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549


                                   FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                 TO
                               ---------------    ---------------
COMMISSION FILE NUMBER 1-12001



                                The 401(k) Plan
                          ----------------------------
                                (Title of Plan)



                      ALLEGHENY TECHNOLOGIES INCORPORATED
            (Name of Issuer of securities held pursuant to the Plan)



            1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479 (Address of Plan and of principal executive office of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The 401(k) Plan

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

                                 The 401(k) Plan

                          Audited Financial Statements
                            and Supplemental Schedule

                     Years ended December 31, 2002 and 2001

                                    CONTENTS

Report of Independent Auditors ................................................................................ 1

Audited Financial Statements

Statements of Net Assets Available for Benefits ............................................................... 2
Statements of Changes in Net Assets Available for Benefits..................................................... 3
Notes to Financial Statements ................................................................................. 4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)................................................13

EXHIBITS

   23       Consent of Independent Auditors

   99       Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                         Report of Independent Auditors

Allegheny Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Pittsburgh, Pennsylvania                          /s/ Ernst & Young LLP
June 11, 2003

                                 The 401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                                               DECEMBER 31
                                                                        2002                 2001
                                                                  -----------------------------------

Investments:
   Interest in Allegheny Technologies Incorporated Savings
     Plan Trust                                                   $  48,261,282         $  55,592,584
   Interest in registered investment companies                       24,440,212            25,134,460
   Interest in common collective trusts                              23,349,360            27,632,762
   Participant loans                                                  4,759,289             5,131,050
   Corporate common stocks                                            2,758,998             7,077,011
   Interest-bearing cash                                                   --                   1,727
                                                                  -----------------------------------
Total investments                                                   103,569,141           120,569,594

Other payables, net                                                    (553,862)              (66,122)
                                                                  -----------------------------------
Net assets available for benefits                                 $ 103,015,279         $ 120,503,472
                                                                  ===================================


See accompanying notes.

                                 The 401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                                YEAR ENDED DECEMBER 31
                                                                              2002                  2001
                                                                        -----------------------------------

Contributions:
   Employer                                                             $   3,164,787         $   2,627,766
   Employee                                                                10,434,842            10,059,044
                                                                        -----------------------------------
Total contributions                                                        13,599,629            12,686,810
Investment income (loss):
   Net loss from interest in Allegheny Technologies Incorporated
      Savings Plan Trust                                                   (8,100,719)           (5,638,275)
   Net loss from interest in registered investment companies               (4,413,303)           (3,635,411)
   Net unrealized/realized loss on corporate common stocks                 (3,921,062)             (110,129)
   Net loss from interest in common collective trusts                      (3,838,275)           (2,037,595)
   Interest income                                                            348,298               412,527
   Dividend income                                                            242,164               277,110
                                                                        -----------------------------------
Total investment loss                                                     (19,682,897)          (10,731,773)
Plan transfers                                                                 48,151                  --
                                                                        -----------------------------------
                                                                           (6,035,117)            1,955,037

Distributions to participants                                             (11,417,423)           (9,593,209)
Plan transfers                                                                   --              (2,524,562)
Administrative expenses and other, net                                        (35,653)               (9,825)
                                                                        -----------------------------------
                                                                          (11,453,076)          (12,127,596)
                                                                        ===================================

Net decrease in net assets available for benefits                         (17,488,193)          (10,172,559)
 Net assets available for benefits at beginning of year                   120,503,472           130,676,031
                                                                        -----------------------------------
 Net assets available for benefits at end of year                       $ 103,015,279         $ 120,503,472
                                                                        ===================================



See accompanying notes.

                                 The 401(k) Plan

                          Notes to Financial Statements

                                December 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Investments are valued as follows:

    Bank and insurance contracts with varying contract rates and maturity dates are stated at contract value.

    Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

    All other funds are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Qualifying employee contributions are partially matched by Allegheny Technologies Incorporated (ATI, the Plan Sponsor), up to the lesser of a maximum of $1,000 annually for each participant, or 50% of participants' deferrals up to a maximum of 3.5% of total eligible wages (except for Allvac and Wah Chang). For the Company's Allvac and Wah Chang operations, effective January 1, 2002, the $1,000 maximum limit on matching contributions was removed.

In addition, annual flat dollar contributions will be paid into the Plan at the end of each year provided the following criteria are met: the employee must have contributed a minimum of 2% of their total earnings for the year into the Plan; the employee must have completed a minimum

                                 The 401(k) Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

of 1,000 hours during the calendar year; and the employee must be an active, non union employee as of December 31st of that year. The exception to this rule is that employees who retire during the calendar year will remain eligible for this contribution, so long as they meet the 1,000 hour rule. Such retirees will receive a pro rated contribution, based on the number of months they worked in the year. However, an employee who terminates (not retires) prior to December 31st will not be eligible for this flat dollar contribution, regardless of the number of hours worked.

The flat dollar contribution amounts are based on the employee's years of service, as follows:

         Years             Amount of Contribution
         -----             ----------------------
         0 - 4             $100
         5 - 9             $500
         10 - 14           $600
         15 - 19           $700
         20 - 24           $800
         25 - 29           $1,000
         30 - 34           $1,500
         35 or more        $2,000

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan's trustee, Mellon Bank, N.A., for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

                                 The 401(k) Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Participants may make "in-service" and hardship withdrawals as outlined in the plan document.

Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.

Effective November 29, 1999, Allegheny Teledyne Incorporated's name was changed to Allegheny Technologies Incorporated. Also, the Aerospace and Electronics and Consumer segments of Allegheny Teledyne were spun off into two new freestanding public companies--Teledyne Technologies Incorporated and Water Pik Technologies, Inc. Stockholders of Allegheny Teledyne became stockholders of Teledyne Technologies Incorporated and Water Pik Technologies, Inc., thus creating two new master trusts. Participants continued to hold interests in the two new companies until December 31, 2002, at which time these two holdings were terminated and the assets were transferred to one of the other plan investment options.

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description and related contracts. These documents are available from the Plan Sponsor.

                                 The 401(k) Plan

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001.

                                                                                             DECEMBER 31
                                                                                        2002               2001
                                                                                    ------------------------------

Allegheny Technologies Disciplined Stock Fund                                       $28,994,544        $40,956,787
Fixed Income Master Trust Fund                                                       18,879,997         14,304,314
Dreyfus LifeStyle Growth & Income Fund                                               15,447,814         18,643,505
Dreyfus Bond Market Index                                                             9,696,550          7,181,316
Prudential Jennison Growth Fund, Class A Shares                                       7,054,970          9,844,233
Dreyfus LifeStyle Growth Fund                                                         5,741,808          7,379,558

Certain of the Plan's investments are in the Allegheny Technologies Incorporated Savings Plan Trust, which has three subsidiary Master Trusts: the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust, which are institutional separate accounts valued on a unitized trust basis (collectively, the "Master Trust"). The Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust, the Alliance Equity Master Trust and the Fixed Income Master Trust were as follows:

                                                                                           2002          2001
                                                                                          --------------------

Allegheny Technologies Disciplined Stock Fund Master Trust                                52.79%        52.83%
Fixed Income Master Trust                                                                 10.44          8.64
Alliance Equity Master Trust                                                               1.46          0.83

Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The composition of the net assets of the Fixed Income Master Trust at December 31, 2002 and 2001 was as follows:

                                                          2002                2001
                                                     --------------------------------
Guaranteed investment contracts:
   Business Mens Assurance Company of America        $       --          $  1,246,890
   Canada Life                                          2,757,412           2,743,536
   Combined Life Insurance Company                           --             3,097,946
   GE Life and Annuity                                 10,420,327          11,812,375
   Hartford Life Insurance Company                     10,460,185          10,025,160
   John Hancock Life Insurance Company                  9,854,982          14,218,029
   Monumental Life Insurance Company                    2,363,422           3,331,280
   New York Life Insurance Company                      7,808,955           7,729,985
   Ohio National Life                                   5,976,900           7,936,620
   Pacific Mutual Life Insurance Company                6,074,436           6,036,924
   Principal Life                                       1,134,634           3,000,000
   Protective Life Insurance Company                    1,006,463           1,002,333
   Pruco Pace Credit Enhanced                           8,689,223           9,950,359
   Safeco Life Insurance                                1,973,290           3,000,505
   Security Life of Denver                              6,465,137           6,181,488
   Sun America, Inc.                                    2,988,024           2,992,868
   United of Omaha                                      7,226,335           7,188,790
                                                     --------------------------------
                                                       85,199,725         101,495,088
Synthetic guaranteed investment contracts:

   Caisse des Depots et Consignations                   4,953,210           7,800,826
   CIT Equipment                                          996,925             992,755
   Common Wealth Edison                                 2,999,980           1,976,061
   Commit to purchase FNMA 02-74 LC                     3,071,979                --
   Conn RRB Spec Trust                                  2,948,436           2,987,164
   Detroit Edison                                       2,027,941           2,018,460
   FHLMC                                                5,977,227           2,466,660
   Illinois Power Sp Trust                              1,971,078           1,957,161
   MBNA Master CC Trust                                 1,993,490           1,983,492
   MDA Monumental BGI Wrap                             41,868,727                --
   Peco Energy Company                                  1,970,899           1,982,788
   Peoples Security Life Insurance Company              2,491,608           6,602,162
   Public Service                                       2,036,624           1,998,629
   Transamerica Occidental                              6,568,303           9,559,425
   Union Bank of Switzerland                              174,682           2,737,675
   Westdeutsche Landesbank Girozentrale                 3,556,463           9,387,186
                                                     --------------------------------
                                                       85,607,572          54,450,444

Interest in common collective trust                     7,972,257           7,680,629
Receivables                                                  --               381,024
Interest-bearing cash                                     212,167                --
Other                                                   1,817,668           1,635,070
                                                     --------------------------------
Total net assets                                     $180,809,389        $165,642,255
                                                     ================================

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The Fixed Income Fund (the Fund) invests in guaranteed investment contracts
(GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs) and collateralized mortgage obligations
(CMOs) with fair values of $88,750,762 and $55,854,607 at December 31, 2002 and 2001, respectively. The contract value minus the market value of the wrapper contracts at December 31, 2002 and 2001 is $(2,667,261) and $(1,397,030),
respectively.

Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate; (2) set at the time of purchase for a fixed term and variable crediting rate or (3) set at the time of purchase and reset monthly within a "constant duration." A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2002 and 2001, the interest crediting rates for GICs and Fixed Maturity SICs ranged from 3.27% to 8.05% and 3.49% to 8.05%, respectively.

For the year ended December 31, 2002 and 2001, the average annual yield for the investment contracts in the Fund was 5.74% and 6.25%, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value for the SICs was estimated based on the fair value of each contract's supporting assets at December 31, 2002 and 2001.

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The composition of net assets of the Alliance Equity Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                   2002                  2001
                                                                               ---------------------------------

Investment in registered investment companies:
Alliance Equity Fund S.A. #4                                                   $26,603,639           $40,024,274
Operating payables                                                                 (49,895)              (64,365)
                                                                               ---------------------------------
Total net assets                                                               $26,553,744           $39,959,909
                                                                               =================================

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2002 and 2001 was as follows:

                                                                                   2002                  2001
                                                                               ---------------------------------

Corporate common stocks                                                        $53,256,475           $76,016,770
Interest in common collective trusts                                             1,630,752             1,410,015
Receivables                                                                         67,848               103,913
Payables                                                                           (25,733)                  --
                                                                               ---------------------------------
Total net assets                                                               $54,929,342           $77,530,698
                                                                               =================================

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts is as follows:

                                                                                               ALLEGHENY TECHNOLOGIES
                                                                ALLIANCE EQUITY MASTER     DISCIPLINED STOCK FUND MASTER
                               FIXED INCOME MASTER TRUST                 TRUST                         TRUST
                            --------------------------------------------------------------------------------------------------
                                                               YEAR ENDED DECEMBER 31
                            --------------------------------------------------------------------------------------------------
                                 2002             2001             2002               2001            2002            2001
                            --------------------------------------------------------------------------------------------------

Investment income (loss):
   Interest income          $   9,786,577    $   9,147,492    $        --      $        --      $        --       $       --
   Net realized/unrealized
     gain (loss) on
     corporate common
     stocks                         1,528             --               --               --        (17,406,255)     (12,375,289)
   Dividends                         --               --               --               --            948,623          941,613
   Net gain (loss),
     registered invest-
     ment companies                  --             32,606      (10,652,634)      (9,248,179)            --               --
   Net gain, common
     collective trusts            172,081          401,062             --               --             13,761           53,202
Other income                       69,815             --               --               --               --               --
Administrative expenses          (236,944)        (208,589)        (118,618)        (170,195)        (424,085)        (520,128)
Transfers                       5,374,077       11,804,280       (2,634,913)      (1,786,437)      (5,733,400)      (1,810,556)
                            --------------------------------------------------------------------------------------------------
Net increase (decrease)        15,167,134       21,176,851      (13,406,165)     (11,204,811)     (22,601,356)     (13,711,158)
Total net assets at
  beginning of year           165,642,255      144,465,404       39,959,909       51,164,720       77,530,698       91,241,856
                            --------------------------------------------------------------------------------------------------
Total net assets at
  end of year               $ 180,809,389    $ 165,642,255    $  26,553,744    $  39,959,909    $  54,929,342    $  77,530,698
                            ==================================================================================================

                                 The 401(k) Plan

3. INVESTMENTS (CONTINUED)

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net loss from interest in Allegheny Technologies Incorporated Savings Plan Trust on the statement of changes in net assets available for benefits.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated December 2, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Dreyfus Corporation is the manager of the Dreyfus Mutual Funds that are offered as investment options under this Plan. Dreyfus Service Corporation is the funds' distributor. Dreyfus Corporation and Dreyfus Service Corporation are both wholly owned subsidiaries of Mellon Financial Corporation. Mellon Financial Corporation also owns Mellon Bank, N.A., the Trustee for this Plan. Therefore, transactions with these entities qualify as party-in-interest.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                                 The 401(k) Plan

                             EIN 25-1792394 Plan 098

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2002


                           INVESTMENT DESCRIPTION                                 UNITS/SHARES           CURRENT VALUE
----------------------------------------------------------------------------- --------------------- ------------------------

Interest in registered investment companies:
   Dreyfus Bond Market Index Fund*                                                 924,361.325              $ 9,696,550
   Prudential Jennison Growth Fund, Class A Shares                                 701,289.243                7,054,970
   Dreyfus Growth & Value International Fund*                                      251,511.675                3,028,201
   MAS Mid Cap Growth Fund, Institutional Shares                                   241,435.320                2,916,539
   Dreyfus Emerging Leaders Fund*                                                   62,115.862                1,724,336
   Dreyfus Premier Nextech Fund*                                                       175.644                      488

Self-directed account:
   Wasatch Ultra Growth Fund                                                           507.370                    9,985
   Vanguard/Windsor Fd II Portfolio                                                    223.110                    4,641
   Dreyfus Premier Emerging Mkts Fd - C1.A*                                            112.254                    1,245
   Dreyfus Technology Growth Fund*                                                      79.737                    1,203
   Harris Assoc. Invt Tr. Oakmark Intl Fd                                               65.793                      864
   Dreyfus Midcap Value Fund*                                                           42.977                      753
   Strong Equity Fds - Technology 100 Fd                                               115.155                      356
   Ryder Ser Tr Dynamic Velocity 100 Fd                                                  7.977                       81
                                                                                                            -----------
                                                                                                            $24,440,212
                                                                                                            ===========
Interest in common collective investment funds:
   Dreyfus LifeStyle Growth & Income Fund*                                        1,072,152.397             $15,447,814
   Dreyfus LifeStyle Growth Fund*                                                   427,208.825               5,741,808
   Dreyfus LifeStyle Income Fund*                                                   106,057.670               1,601,045
   Dreyfus Short Term Investment Fund*                                              558,692.890                 558,693
                                                                                                            -----------
                                                                                                            $23,349,360
                                                                                                            ===========

Participant loans* (5.25% to 10.50% with maturities through 2017)                                          $  4,759,289
                                                                                                            ===========

Interest in corporate common stocks:

   Allegheny Technologies Incorporated common stock*                                442,856.826            $  2,758,998
                                                                                                            ===========



* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                               ALLEGHENY TECHNOLOGIES INCORPORATED
                               THE 401(K) PLAN


                               By: /s/ Richard J. Harshman
                                   ------------------------------------
Date: June 27, 2003                    Richard J. Harshman
                                       Senior Vice President-Finance and
                                       Chief Financial Officer
                                       (Principal Financial Officer and Duly
                                       Authorized Officer)